TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

August 18, 2017

Dear Sir/Madam,

Re: Disclosure under Regulation 30 of SEBI (LODR) Regulations, 2015

This is to inform you that the Board of Directors of Infosys Limited (the "**Company**") has at its meeting today:

- Accepted the resignation of Dr. Vishal Sikka as the Managing Director and Chief Executive Officer of the Company with immediate effect.

- Appointed Dr. Vishal Sikka as the Executive Vice-Chairman.

- Appointed Mr. U B Pravin Rao as the Interim-Managing Director and Chief Executive Officer. A brief profile of Mr. U B Pravin Rao is attached as **Annexure 1**.

The succession plan for appointment of a new Managing Director and Chief Executive Officer has been operationalised by the Board and a search for the same has been commenced.

This is for your information and records. A copy of the Company's Press Release is attached.

Yours sincerely,

For **Infosys Limited**

AGS Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Annexure 1- Brief Profile of Mr. U B Pravin Rao

U B Pravin Rao as Chief Operating Officer has overall strategic and operational responsibility for the entire portfolio of the company's offerings. He oversees the key functions of global sales, global delivery and business enabling functions. He drives and oversees the continuous renewal of key processes, systems and policies across the company in client relationship management, sales effectiveness, delivery excellence, quality, talent management and leadership development. Pravin is also Chairperson of Infosys BPO.

He has over 30 years of experience. Since joining Infosys in 1986, he has held a number of senior leadership roles including Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences.

Pravin holds a degree in electrical engineering from Bangalore University, India. He is a member of the National Council of Confederation of Indian Industry (CII) and the Executive Council of Nasscom.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Bangalore – August 18, 2017: [NSE, BSE, NYSE: INFY]: At its board meeting held on August 18, 2017, the Board of Directors (the "**Board**") of Infosys Limited ("**Infosys**" or the "**Company**") accepted the notice of resignation of Dr. Vishal Sikka as the Managing Director and CEO, effective immediately.

In his notice of resignation to the Board, Dr. Sikka reiterated his belief in the great potential of Infosys, but cited among his reasons for leaving a continuous stream of distractions and disruptions over the recent months and quarters, increasingly personal and negative as of late, as preventing management's ability to accelerate the Company's transformation. The resignation intimation receivied by the Board from Dr. Sikka is attached as **Annexure A**.

The Board understands and acknowledges Dr. Sikka's reasons for resignation, and regrets his decision. In particular, the Board is profoundly distressed by the unfounded personal attacks on the members of our management team that were made in the anonymous letters and have surfaced in recent months. As the Board has previously stated, a series of careful investigations found no merit to the unsubstantiated and anonymous allegations that had been asserted. The Board denounces the critics who have amplified and sought to further promote demonstrably false allegations which have harmed employee morale and contributed to the loss of the Company's valued CEO.

The Board thanks Dr. Sikka for his outstanding leadership of the Company, and for his extraordinary contributions during a period of rapid evolution in this industry. The Board also appreciates Dr. Sikka's commitment to facilitate a smooth transition to new leadership fully equipped to lead Infosys forward in this new era in our industry and to ensure continuity in our service to our valued customers. Consequently, the following arrangement (for which shareholder approval will be sought, as applicable) has been put in place as of today:

- Dr. Sikka has been appointed Executive Vice Chairman effective today, and will hold office until the new permanent Chief Executive Officer and Managing Director takes charge, which should be no later than March 31, 2018.

- Dr. Sikka will continue to focus on strategic initiatives, key customer relationships and technology development. He will report to the Company's Board.

- Mr. U. B. Pravin Rao has been appointed Interim Chief Executive Officer and Managing Director reporting to Dr. Sikka under the overall supervision and control of the Company's Board.

Dr. Sikka will receive an annual salary of $1 during his tenure as Executive Vice Chairman. Any Company equity awards held by Dr. Sikka that remain outstanding and unvested shall, during his term as Executive Vice Chairman, remain outstanding and shall continue to vest (and, in the case of stock options, become exercisable) in accordance with their terms.

When Dr. Sikka took over, the Company was lagging behind industry growth. During Dr. Sikka's tenure as CEO, Infosys revenues have grown from $2.13B in Q1FY15 to $2.65B this past Q1, with strong margin performance and cash generation, throughout his tenure. Dr. Sikka's approach to profitable growth delivered increase in liquid assets (including cash and cash equivalents) from $4.9B in June 2014 to $6.1B in June 2017, while paying dividends of over INR 19,000 Cr. (including dividend distribution tax) over these three years.

Under the leadership of Dr. Sikka, Infosys launched breakthrough new programs to drive innovation, education and entrepreneurship on a large scale. These programs included (i) Zero Distance, a program which was the first of its kind in the industry intended to drive grassroots innovation at a massive scale, through every employee, (ii) Design Thinking training, the largest program of its kind to drive creative confidence and problem-finding in every Infoscion, and (iii) Zero Bench, a bold notion of leveraging the bench as a means to drive additional value for clients. Employee attrition has decreased dramatically during Dr. Sikka's tenure, particularly among high performers, utilization is at a 10-year high, and client satisfaction is at an all-time high. The Company launched more than 25 new services which rose to 8.3% of revenue last quarter, from zero percent in April 2015. Dr. Sikka has also been a thought leader and visionary in artificial intelligence technology, recognizing early on the unprecedented value Infosys could deliver through automation and artificial intelligence-led innovation in clients' businesses. Under his leadership, Infosys developed and launched its artificial intelligence platform Nia, and already has more than 160 artificial intelligence scenarios deployed with more than 70 clients. Infosys has also ventured into new horizons both with design-thinking with clients and its start-up investment fund. Further, the Infosys US foundation has done inspiring work in bringing computer science education and a culture of innovating to the masses.

"Vishal has made a seminal contribution to the transformation of Infosys, and he will be remembered for infusing a refreshed sense of direction, purpose and energy in the organization. His vision for the future of the industry and the Company will remain a strong reference point as we chart the future course for Infosys in this new era in our rapidly evolving industry. On behalf of our entire board of directors, I wish him well for the future," said R. Seshasayee, Chairman of the Board.

Ravi Venkatesan, Co-Chairman of the Board, said: "I want to thank Vishal for his commitment to ensure a smooth transition and his commitment to a seamless experience for our clients. Pravin is a veteran Infoscion with deep knowledge of the business, and his long experience in the Company will help ensure a smooth transition."

Dr. Sikka commented, "I started my journey as the CEO of this iconic Company with a mission to transform it on the basis of software, especially [artificial intelligence], and innovation, enabled by education. Three years later, I feel proud of our progress and achievements, from profitable revenue growth to rapid purposeful adoption of software, new services and grassroots innovation, to the extraordinary recognition from our clients worldwide. I am deeply grateful to our Board for providing me with strong support and guidance, and especially wish to thank our Chairman [Seshasayee] for his extraordinary and thoughtful stewardship, and look forward to working together on a smooth transition. Congratulations to my friend and partner Pravin on his appointment, and heartfelt thanks to all Infoscions for their warmth, amazing support and the sparks of their imagination."

The Board has mandated the Chairman and the Nomination and Remuneration Committee to expeditiously identify and select a permanent CEO and Managing Director.

The company will organize two investor calls at 11:00 a.m. IST and 6:00 p.m. IST/8:30 a.m. ET, and will be hosting a press conference at 2:00 p.m. IST. The details for the calls will be made available on the website.

About Infosys Ltd.

Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 199,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to

shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

ANNEXURE A

RESIGNATION EMAIL RECEIVED FROM THE VISHAL SIKKA, MD AND CEO BY THE BOARD OF DIRECTORS ON August 18, 2017.

Dear Board Colleagues,

Over the last few days, since our earlier call, I've met Sesh several times, talked to you individually at length, and spent time thinking things thru with Vandana. During this time, one of our employees, Sandeep Karamongikar, died in his sleep, likely of a massive heart attack. He was working on the chatbot frontend in Nia. Also over the weekend, in possibly the greatest demonstration of AI capability ever, a bot built by the researchers at OpenAI (yes, that OpenAI), defeated the world's best players of DOTA2, a multiplayer online video game, a game where the bot learned to play entirely from scratch. Further demonstrating that the force to automate routine, even advanced, activities is an unstoppable and exponential one. And the Charlottesville incident here in the US demonstrated once again the power of words and silences to cause real damage, or to heal.

After much reflection, I have concluded that it is indeed time for me to leave my current positions as MD and CEO, and I have communicated my resignation to Sesh.

I will be working closely with Sesh, Ravi, Pravin, with all of you, and the senior management team to plan out the details and the timelines to ensure a smooth transition and in the meantime, continue our work without disruption, and ensuring that we protect our company, the employees, the clients, and the interests of every shareholder. You can count on my commitment to this.

I came here to help navigate the company through what I saw as a massive transformation opportunity, to transform our company and restore strong profitable growth, as well as help

transform the business of our customers. I came to do this with the power of technology, given my experiences with similar transformations, my background in AI, and the structural changes that I saw happening in the IT services industry. This needed new skills, new thinking, new initiatives, and a transformation in the culture, from a cost-oriented value delivery, to entrepreneurship oriented value delivery. You have heard me articulate this many times before. This type of a transformation has always been a passion for me, indeed I took this job for this reason. We have achieved much in the last 3+ years, and for sure we can all be proud of the powerful seeds of transformation that have already been sowed. No one anticipated the additional headwinds like the geo-political disruptions (Brexit, Trump, visa etc.) that made this transformation even more challenging, but also rewarding. But, the distractions that we have seen, the constant drumbeat of the same issues over and over again, while ignoring and undermining the good work that has been done, take the excitement and passion out of this amazing journey. Over the last many months and quarters, we have all been besieged by false, baseless, malicious and increasingly personal attacks. Allegations that have been repeatedly proven false and baseless by multiple, independent investigations. But despite this, the attacks continue, and worse still, amplified by the very people from whom we all expected the most steadfast support in this great transformation. This continuous drumbeat of distractions and negativity over the last several months/quarters, inhibits our ability to make positive change and stay focused on value creation. Addressing the noise by itself is damaging; hundreds of hours of my own time has gone into this recently. But the structural challenges this engenders within the organization, has a very damaging effect on our ability to carry out any kind of a transformation, especially one that is as fundamental as transforming from a cost-oriented to an innovation-oriented value delivery to clients.

Therefore, I have come to this moment and the end of this journey. I hope that it gives everyone a chance to reflect, and give the transformation effort another big push and move the company forward rapidly to build its future, to build upon the foundation that we have laid over these past 3 years. If these types of attacks continue, I hope each of you will continue to be the voice of fairness and reason - providing the active, emphatic and unequivocal support that the company,

the management, the employees, and all of the stakeholders and friends of the company need in order to succeed. Since the board deeply believes in the cause we have started, I will be happy to support all of you to achieve a smooth transition, and serve as your Executive Vice Chair as discussed.

I would like to thank each one of you, my dear colleagues, my friends and mentors, and look forward to working with you to close this chapter and open a great new one for all of us.

Best,
V